UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2020

Commission File Number: 001-34661

Lianluo Smart Limited

(Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Number	Description

99.1	Notice of Special Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

March 9, 2020	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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